Filed pursuant to Rule 424(b)(7)
File No. 333-148907

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED JANUARY 28, 2008

Lincare Holdings Inc.

2.75% Convertible Senior Debentures due 2037—Series A

2.75% Convertible Senior Debentures due 2037—Series B

This Prospectus Supplement supplements and amends our prospectus dated January 28, 2008 (the “Prospectus”) relating to the offer and resale by certain of our securityholders of up to $275,000,000 aggregate principal amount of our 2.75% Convertible Senior Debentures due 2037—Series A (the “Series A Debentures”) and $275,000,000 aggregate principal amount of our 2.75% Convertible Senior Debentures due 2037—Series B (the “Series B Debentures” and, together with the Series A Debentures, the “Debentures”) and shares of our common stock issuable upon conversion of the Debentures. We will not receive any of the proceeds from the sale of the Debentures or shares of common stock issuable upon conversion of the Debentures by any of the selling securityholders.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, except to the extent information in this prospectus supplement supersedes any information contained in the Prospectus. This Prospectus Supplement is incorporated by reference into the Prospectus and should be read in conjunction with the Prospectus.

Investing in the Debentures involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 26, 2008.

SELLING SECURITYHOLDERS

The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the Prospectus. Where the name of a selling securityholder identified in the table below also appears in the table in the Prospectus, the information set forth below regarding such selling securityholder supersedes the information in the Prospectus. The information appearing in the table below is qualified by reference to, and must be read in conjunction with, the text and information appearing under the heading “Selling Securityholders” in the Prospectus.

None of these selling securityholders or any of their affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with us or our affiliates during the past three years. The information contained herein is based on information provided by or on behalf of the selling securityholders in a selling securityholder questionnaire and is as of the date specified by the selling securityholders in such questionnaires.

Selling Securityholder(1)	Principal Amount of Series A Debentures Offered(2)	Principal Amount of Series B Debentures Offered(2)	Number of Shares of Common Stock Beneficially Owned(3)(4)		Number of Shares of Common Stock Being Offered(2)(3)	Number of Shares of Common Stock Beneficially Owned After the Offering(2)(5)
Admiral Flagship Master Fund, Ltd(6)	13,500,000	—	263,309		263,309	0
Argent Classic Convertible Arbitrage Fund, L.P.(7)	—	260,000	5,071		5,071	0
Argent Classic Convertible Arbitrage Fund II, L.P.(7)	—	230,000	4,486		4,486	0
Argent Classic Convertible Arbitrage Fund Ltd.(7)	—	5,430,000	105,908		105,908	0
Argent LowLev Convertible Arbitrage Fund Ltd.(7)	—	310,000	6,046		6,046	0
Argent LowLev Convertible Arbitrage Fund II, LLC(7)	—	10,000	195		195	0
Argentum Multi-Strategy Fund LP(7)	—	60,000	1,170		1,170	0
Argentum Multi-Strategy Fund Ltd(7)	—	120,000	2,340		2,340	0
Aristeia International Limited(8)	8,731,000	27,678,000	710,135		710,135	0
Aristeia Partners LP(9)	1,019,000	3,072,000	79,792		79,792	0
Citigroup Global Markets Inc.(10)	2,000,000	500,000	48,761		165,213	116,452
Class C Trading Company, Ltd.(7)	—	1,180,000	23,015		23,015	0
DBAG London(10)	19,680,000	43,521,000	1,232,697		1,232,697	0
Deutsche Bank Securities Inc.(10)(11)	12,920,000	9,250,000	432,412		432,412	0
The Doctors Company(12)	1,000,000	—	19,504		19,504	0
Elite Classic Convertible Arbitrage Ltd.(7)	—	470,000	9,167		9,167	0
Goldman, Sachs & Co.(10)(13)	—	6,000,000	117,026		117,026	0
Goldman Sachs & Co Profit Sharing Master Trust(10)(14)	—	216,885	4,230		4,230	0
HFR CA Global Select Master Trust Account(7)	—	500,000	9,752		9,752	0
Highbridge Convertible Arbitrage Master Fund LP(15)	2,550,000	2,700,000	102,444	(16)	102,398	46	(16)

Selling Securityholder(1)	Principal Amount of Series A Debentures Offered(2)	Principal Amount of Series B Debentures Offered(2)	Number of Shares of Common Stock Beneficially Owned(3)(4)		Number of Shares of Common Stock Being Offered(2)(3)	Number of Shares of Common Stock Beneficially Owned After the Offering(2)(5)
Highbridge International LLC(17)	14,450,000	15,300,000	732,733	(16)	580,255	152,478	(16)
Institutional Benchmarks Series—Ivan Segregated Account(10)(18)	2,500,000	—	48,761		48,761	0
Lyxor/Inflective Convertible Opportunity Fund(10)(18)	9,500,000	—	185,291		185,291	0
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent(7)	—	60,000	1,170		1,170	0
Lyxor Quest Fund Ltd(19)	2,450,000	—	66,899	(16)	47,785	19,114	(16)
Oz Special Funding (OZMD) LP(14)	—	16,783,115	327,344		327,344	0
Partners Group Alternative Strategies PCC Ltd(7)	—	1,190,000	23,210		23,210	0
Quest Convertible Master Fund Ltd(19)	50,000	—	1,365	(16)	975	390	(16)
RMF Umbrella SICAV	250,000	—	4,876		4,876	0
Wells Fargo & Company(10)(11)	3,000,000	—	58,513		58,513	0
Xavex Convertible Arbitrage 2 Fund(7)	—	70,000	1,365		1,365	0
Xavex Convertible Arbitrage 10 Fund(7)	—	610,000	11,897		11,897	0

(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to the Prospectus or in one or more reports filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act, if required. Information about other selling securityholders, except for any future transferees, pledgees, donees and successors of the securityholders named in the table above, will be set forth, if required, in additional supplements to the Prospectus or in one or more reports filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act.

(2)	Assumes the offer and sale of all Debentures and shares of common stock issuable upon conversion of the Debentures, although selling securityholders are not obligated to sell any Debentures or shares of common stock.

(3)	Assumes for each $1,000 principal amount of Debentures the initial base conversion rate of 19.5044 shares of common stock. This conversion rate is subject to certain anti-dilution and similar adjustments described in the Prospectus. As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the conversion of the Debentures as described under “Description of Debentures—Determination of Make Whole Premium” in the Prospectus. In addition, excludes fractional shares. Holders will receive a cash payment for any fractional share amount resulting from the conversion of the Debentures, as described under “Description of Debentures—Conversion Rights—General” in the Prospectus.

(4)	In addition to the number shares of common stock issuable upon conversion of the Debentures as described in note (3), also includes shares of common stock and securities convertible into shares of common stock identified to us by the selling securityholder in a selling securityholder questionnaire as owned by it.

(5)	Based on 74,193,793 shares of common stock outstanding as of December 31, 2007, none of these selling securityholders would own 1% or more of our common stock after the offering and sale of all shares issuable upon conversion of the Debentures.

(6)	William Ellsworth may be deemed to exercise voting power or investment control over the securities stated as beneficially owned by this selling securityholder.

(7)	Nathaniel Brown and Robert Richardson may be deemed to exercise voting power or investment control over the securities stated as beneficially owned by this selling securityholder.

(8)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techer and they therefore may be deemed to exercise voting power or investment control over the securities stated as beneficially owned by this selling securityholder.

(footnotes continued on following page)

(9)	Aristeia Advisers LLC is the general partner for Aristeia Partners LP. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techer and they therefore may be deemed to exercise voting power or investment control over the securities stated as beneficially owned by this selling securityholder.

(10)	This selling securityholder is, or is an affiliate of, a registered broker-dealer. Each selling securityholder that is a registered broker-dealer or affiliated with a registered broker-dealer has represented to us that the Debentures and underlying shares of common stock held by it were purchased in the ordinary course of business and that at the time of purchase, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the debentures held by it or the common stock issuable upon conversion of the Debentures held by it.

(11)	This selling securityholder was one of the initial purchasers in the initial offering of the Debentures

(12)	Gene Pretti may be deemed to exercise voting power or investment control over the securities stated as beneficially owned by this selling securityholder.

(13)	The Goldman Sachs Group, Inc. is the parent of Goldman, Sachs & Co. Goldman, Sachs & Co. is not an affiliate of Lincare Holdings Inc. (The term “affiliate” as used here means a person directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the Company.) Goldman, Sachs & Co. makes no other representation about any of its officers, directors or principal equity holders (5% or more) as to whether any of such person holds or has held positions or offices in, or has or has had any material relationship with Lincare Holdings, Inc. its predecessors or affiliates. Please see the publicly filed reports for Goldman Sachs Group, Inc. available at www.sec.gov for a list of its directors and its executive officers.

(14)	Daniel S. Och as CEO of Oz Management, LP, the investment manager to this selling securityholder, may be deemed to have voting/investment control of the registrable securities held by this selling securityholder.

(15)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.

(16)	Includes the number of shares the selling securityholder would be entitled to upon conversion of the Debentures that are not reflected in the table above.

(17)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(18)	Thomas J. Ray may be deemed to exercise voting power or investment control over the securities stated as beneficially owned by this selling securityholder.

(19)	James Doolin and Frank Campana may be deemed to exercise voting or investment control over the securities stated as beneficially owned by this selling securityholder.

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